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SECURI[barcode] 03013698 MISSION

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RECD S.E.C.
FEB 2 8 2003
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reliant Trading

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Lake Drive
(No. and Street)

St. Francis (City) Wisconsin (State) 53235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (414) 294-7000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliant Trading, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANT TRADING
(A Partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

RELIANT TRADING
(A Partnership)

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Reliant Trading

We have audited the accompanying statement of financial condition of Reliant Trading (A Partnership) as of December 31, 2002. This statement of financial condition is the responsibility of the Managing General Partner of Reliant Trading. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financical condition. An audit also includes assessing the accounting principles used and significant estimates made by the Managing General Partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Partnership has omitted a condensed schedule of investments. In our opinion, a condensed schedule of investments is required to conform to accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Reliant Trading as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2003

RELIANT TRADING
(A Partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Investments in securities, at market (cost $545,687,042)	$	525,766,981
Due from broker		123,564,264
Dividends and interest receivable		5,108,040
	$	654,439,285
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold short, at market (proceeds $432,946,158)	$	428,793,189
Accrued expenses		3,697,266
Management fee payable		686,181
Total liabilities		433,176,636
Partners' capital		221,262,649
	$	654,439,285

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Reliant Trading (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership's principal operations consist of trading and investing in securities for its own account.

Basis of Presentation

Except for the omission of a condensed schedule of investments, these financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities and Securities Sold Short

The Partnership values investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported 'bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of the Managing General Partner, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by the Managing General Partner, provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments in connection with its proprietary trading activities. The Partnership records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, and income and expenses, that are denominated in foreign currencies, are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

1. Nature of operations and summary of significant accounting policies(continued)

Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Managing General Partner to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, all of the Partnership's securities transactions, money balances and security positions are transacted with a broker. The Partnership is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

3. Related party transactions

The Partnership pays a quarterly management fee in arrears to Stark & Roth, Inc., a related party. The management fee is computed at the annual rate of 1.25% and is based on the net asset value of the Partnership as of the last day of each month.

4. Net capital requirements

The Partnership is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that partners' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Partnership's net capital was approximately $105,529,000, which was approximately $105,429,000 in excess of its minimum requirement of $100,000.

5. Exemption from rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c-3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

The Partnership is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements. The Partnership is not exposed to this risk to the extent it holds offsetting long positions.